10028145

SEC Mail Processing Section MAR 01 2010 Washington, DC 122

BB 3/2 *

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 04077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oppenheimer & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert G. Lowenthal (212) 668-5782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 05

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Albert G. Lowenthal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Oppenheimer & Co. Inc.**, as of **December 31**, 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and Chief Executive Officer

Title

Notary Public

MARIA GONZALEZ
Notary Public - State of New York
NO. 01GO6207206
Qualified in Queens County
My Commission Expires June 8, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In planning and performing our audit of the consolidated financial statements of Oppenheimer & Co. Inc. and Subsidiaries (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17; and
2) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations.

The Company had no customers with foreign futures and foreign options during the year, therefore we have not made a study of the practices and procedures followed by the Company in making the daily computation as required pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of Oppenheimer & Co., Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Oppenheimer & Co., Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Oppenheimer & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Oppenheimer &Co. Inc. 's compliance with the applicable instructions of Form SIPC-7T during the nine months ended December 31, 2009. Management is responsible for Oppenheimer & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment dated January 6, 2009 in the amount of $150, July 29, 2009 in the amount of $526,262 and January 28, 2010 in the amount of $1,103,019, compared to check numbers 0011926542, 0011910109, and 0011934315, respectively, noting no differences.

2. Compared the Total Revenue amount reported on page 4 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Oppenheimer & Co. Inc.'s unaudited Focus Report for the period from January 1, 2009 to March 31, 2009, with the Total Revenue amount of $696,601,916 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting a reconciling balance of $14,205,662.

   Compared the reconciling balance of $14,205,662 noted above to revenue from consolidated subsidiaries on the consolidating income statement as follows:

Freedom Investments	$4,684,573
Josephthal & Co. Inc.	70
Oppenheimer Israel	9,520,939
First of Michigan	80
Total	**$14,205,662**

PRICEWATERHOUSECOOPERS

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

   a. Compared additions on line 5, net loss, of $45,922 to Oppenheimer & Co. Inc.'s Syndicate Profitability Reconciliation, noting no differences.

   b. Compared deductions on line 1, revenue, of $32,943,160 to Oppenheimer & Co. Inc.'s quarterly focus reports for the period from April 1, 2009 through December 31, 2009, noting no differences.

   c. Compared deduction on line 2, revenue, of $1,986,822 to Oppenheimer & Co. Inc.'s quarterly focus reports for the period from April 1, 2009 through December 31, 2009, noting no differences.

   d. Compared the deduction on line 9 (i), interest and dividend expense, of $9,945,633 to Oppenheimer & Co. Inc.'s quarterly focus reports for the period from April 1, 2009 through December 31, 2009, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $651,772,223 and $1,629,431, respectively, of the Form SIPC-7T, noting no differences.

   b. Recalculated the mathematical accuracy of the 40% of interest earned on customers securities accounts, on page 2, item 2c, line 9 (ii) of $7,265,986. Compared interest earned on customers securities accounts, of $18,164,965 to Oppenheimer & Co. Inc.'s quarterly focus reports for the period from April 1, 2009 through December 31, 2009, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Oppenheimer & Co., Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

004077 FINRA DEC
OPPENHEIMER & CO INC 5*5
125 BROAD ST FL 15
NEW YORK NY 10004-2464

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD WOHLMAN 212 668 8083

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,629,431

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (526,412)

7/29/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,103,019

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,103,019

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OPPENHEIMER & CO
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of JANUARY , 20 10 .

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending DEC 31, 20 09
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 696,601,916
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	45,922
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	45,922
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	32,943,160
(2) Revenues from commodity transactions.	1,986,822
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9,945,633	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7,265,986	
Enter the greater of line (i) or (ii)	9,945,633
Total deductions	44,875,615
2d. SIPC Net Operating Revenues	$ 651,772,223
2e. General Assessment @ .0025	$ 1,629,431

(to page 1 but not less than $150 minimum)

Oppenheimer & Co. Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2009

Oppenheimer & Co. Inc. and Subsidiaries
Index
December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Oppenheimer & Co. Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Oppenheimer & Co. Inc. and its subsidiaries (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents		$ 48,606,089
Cash and securities (fair value of $11,499,310) segregated under Federal and other regulations		28,465,439
Securities purchased under agreements to resell		163,824,500
Deposits with clearing organizations (includes securities with a fair value of $7,994,552)		25,797,933
Receivable from brokers and clearing organizations		
Deposits paid for securities borrowed	$ 299,924,885	
Securities failed to deliver	20,531,864	
Omnibus accounts	9,191,874	
Clearing organizations	17,291,316	
Other	39,435,743	
Total receivable from brokers and clearing organizations		386,375,682
Receivable from customers		826,657,799
Securities owned, at fair value		234,037,157
Exchange memberships, at cost (fair value of $2,506,700)		44,075
Office facilities, net		22,010,472
Notes receivable, net		61,396,044
Intangible assets, net		13,603,009
Deferred income tax,net		42,463,499
Other assets		82,585,778
Total assets		$ 1,935,867,476

The accompanying notes are an integral part of this consolidated statement of financial condition.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Statement of Financial Condition, continued
December 31, 2009

Liabilities and Stockholder's Equity		
Drafts payable		$ 48,097,076
Securites sold under repurchase agreements		155,625,000
Payable to brokers and clearing organizations		
Deposits received for securities loaned	$ 412,419,987	
Securities failed to receive	21,728,003	
Other	1,870,123	
Total payable to brokers and clearing organizations		436,018,113
Securities sold, but not yet purchased, at fair value		131,739,161
Payable to customers		493,589,540
Income taxes payable		13,792,672
Accrued compensation		176,484,922
Accounts payable and other liabilities		65,857,475
Subordinated borrowings		112,558,118
Excess of fair value of assets acquired over cost		7,020,378
Total liabilities		1,640,782,455
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding	76,000	
Additional paid-in capital	258,083,894	
Retained earnings	38,118,898	
Accumulated other comprehensive income	164,161	
Less 369 shares of treasury stock, at cost	(1,357,932)	
Total stockholder's equity		295,085,021
Total liabilities and stockholder's equity		$ 1,935,867,476

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Oppenheimer & Co. Inc. (the "Company") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 ("the Act") and is a member of various exchanges, including the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwritings, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States. In addition, the Company conducts business through local broker-dealers in Israel and Latin America.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition of the Company includes the accounts of the Company's wholly owned subsidiaries, Freedom Investments, Inc. ("Freedom"), a registered broker-dealer in securities under the Act; Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel as a local broker dealer registered with the Israeli Securities Authority; Pace Securities, Inc. ("Pace"), Josephthal & Co Inc., Prime Charter Ltd., Old Michigan Corp. (formerly First of Michigan Capital Corporation) and Subsidiaries (inactive) and Reich & Co., Inc. (in liquidation).

This consolidated financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

All material intercompany transactions and balances have been eliminated in the preparation of the consolidated statement of financial condition.

Use of Estimates

The preparation of the consolidated financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statement.

In presenting the consolidated financial statement of financial condition, management makes estimates regarding valuations of financial instruments, loans and allowances for doubtful accounts, the outcome of legal and regulatory matters, the carrying amount of goodwill and intangibles, valuation of stock-based compensation plans, and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be different from these estimates. A discussion of certain areas in which estimates are a significant component of the amounts reported in the consolidated statement of financial condition follows:

Financial Instruments and Fair Value

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees, which are carried at cost.

Fair Value Measurements

Effective January 1, 2008, the Company adopted the accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and expands fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs

The Company's financial instruments are recorded at fair value and generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. government, federal agency, and sovereign government obligations, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, mortgage and asset-backed securities, municipal obligations, and certain money market instruments. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. Such financial instruments include less-liquid private label mortgage and asset-backed securities, and auction rate securities. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is in note 4.

Loans and Allowances for Doubtful Accounts
Customer receivables, primarily consisting of margin loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Customer receivables are stated net of allowance for doubtful accounts. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for doubtful accounts following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for doubtful accounts is generally recorded as the amount of unsecured or partially secured receivables.

The Company also makes loans or pays advances to financial advisors as part of its hiring process. Reserves are established on these receivables if the financial advisor is no longer associated with the Company and the receivable has not been promptly repaid or if it is determined that it is probable the amount will not be collected.

Legal and Regulatory Reserves
The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; specifically in the case of client litigation, the amount of the loss in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and legal precedents and case law as well as the timing of the resolution of such matters. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Any change in the reserve amount is recorded in the results of that period. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Goodwill
Goodwill arose upon the acquisitions of Old Michigan Corp., Josephthal & Co. Inc., and Grand Charter Group Incorporated (approximately $10.8 million, included in other assets on the consolidated statement of financial condition). The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Private Client Division ("PCD"). Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the fair value of goodwill of a reporting unit is less than its estimated carrying amount. The Company derives the estimated carrying amount of its operating segments by estimating the amount of stockholder's equity required to support the activities of each operating segment.

Accounting standards require goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Goodwill recorded as at December 31, 2009 has been tested for impairment and it has been determined that no impairment has occurred.

Excess of fair value of assets acquired over cost arose from the acquisition of the Canadian Imperial Bank of Commerce ("CIBC") U.S. capital markets business ("New Capital Markets Business") in January 2008. If the earn-out from the acquisition of the New Capital Markets Businesses exceeds $5.0 million in any of the five years from 2008 through 2012, the excess will first reduce the excess of fair value of acquired assets over cost and second will create goodwill, as applicable.

Intangible Assets

Intangible assets arose from the acquisition of the New Capital Markets Business in January 2008 and are comprised of customer relationships and a below market lease. Customer relationships are carried at $817,800 (which is net of accumulated amortization of $123,200 and are being amortized on a straight-line basis over 180 months commencing in January 2008. The below market lease is carried at $12.8 million (which is net of accumulated amortization of $8.5 million) and is being amortized on a straight-line basis over 60 months commencing in January 2008.

Share-Based Compensation Plans

The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

Income Taxes

The Company estimates taxes payable and records income tax reserves. These reserves are based on historic experience and may not reflect the ultimate liability. The Company monitors and adjusts these reserves as necessary.

Revenue Recognition

Brokerage

Customers' securities and commodities transactions are reported on a settlement date basis, which is generally three business days after trade date for securities transactions and one day for government securities and commodities transactions. Related commission income and expense is recorded on a trade date basis.

Principal transactions

Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased, are reported at fair value generally based upon quoted prices. Realized and unrealized changes in fair value are recognized in the period in which the change occurs.

Asset management

Asset management fees are generally recognized over the period the related service is provided based on the account value at the valuation date per the respective asset management agreements. In certain circumstances, the Company is entitled to receive performance fees when the return on assets under management exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such fees are computed as at the fund's year-end when the measurement period ends. Assets under management are not included as assets of the Company.

Fees
Underwriting revenues and advisory fees from mergers, acquisitions and restructuring transactions are recorded when services for the transactions are substantially completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses.

Statement of Financial Condition Items
Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables From / Payables To Brokers and Clearing Organizations
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been received or delivered by settlement date.

Notes Receivable
The Company had notes receivable, net from employees of approximately $61.4 million at December 31, 2009. The notes are recorded in the consolidated statement of financial condition at face value of approximately $109.0 million less accumulated amortization and reserves of $39.7 million and $7.9 million, respectively, at December 31, 2009. These amounts represent recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven over a service period of 3 to 5 years from the initial date of the loan or based on productivity levels of employees and all such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. Management monitors and compares individual financial advisor production to each loan issued to ensure future recoverability.

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Transactions involving purchases of securities under agreements to resell ("resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company can present the resale and repurchase transactions on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral. The Company accounts for these transactions in accordance with the accounting guidance for transfers and servicing. Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The forward repurchase and resale commitments are accounted for as derivatives under the accounting guidance for derivatives and hedging.

Office Facilities
Office facilities are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3-7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease. Leases with escalating rents are expensed on a straight-line basis over the life of the lease. Landlord incentives are recorded as deferred rent and amortized, as reductions to lease expense, on a straight-line basis over the life of the applicable lease.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank.

Foreign Currency Translations
Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; revenue and expenses at average rates for the period; and non-monetary assets and stockholder's equity at historical rates. Cumulative translation adjustments of $164,161 are included in accumulated other comprehensive income. The functional currency of the Oppenheimer Israel (OPCO) Ltd. is New Israeli Shekels.

Income Taxes
Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statement. Deferred tax balances are determined by applying the enacted tax rates applicable to the periods in which items will reverse.

Management has evaluated its tax positions for the year ended December 31, 2009 and determined that it has no uncertain tax positions requiring financial statement recognition as of December 31, 2009.

Share-Based Payments
The Company has share-based compensation plans which are accounted for at fair value in accordance with the applicable accounting guidance. See note 9 for further details.

New Accounting Pronouncements

Recently Adopted

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") is effective for financial reporting periods ending after September 15, 2009. The Codification is now the single source of authoritative generally accepted accounting principles ("GAAP") applicable to non-governmental entities in the United States.

In March 2008, the FASB updated the accounting guidance relating to disclosure requirements for derivatives and hedging. The updated guidance requires enhanced disclosures about an entity's derivative and hedging activities. The Company adopted the updated guidance in the current year. Since the updated guidance requires only additional disclosures concerning derivatives and hedging activities, adoption did not affect the Company's consolidated statement of financial condition.

In October 2008, the FASB updated the accounting guidance for fair value measurements and disclosures to provide guidance for determining the fair value of an asset in a market that is not active and to provide an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. Additionally, the updated guidance provides direction for estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased. This updated guidance also includes direction on identifying circumstances that indicate a transaction is not orderly. The adoption of the updated guidance did not have a material impact on the Company's consolidated statement of financial condition.

In April 2009, the FASB updated the accounting guidance for fair value measurements and disclosures. The updated guidance requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. Since the updated guidance requires only additional disclosures about the fair value of financial instruments, the Company's adoption of the updated guidance did not affect the Company's consolidated statement of financial condition.

In May 2009, the FASB updated the accounting guidance relating to disclosure requirements for subsequent events. The updated guidance establishes general direction in the accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Since the updated guidance requires only additional disclosure, the Company's adoption did not have an impact on its consolidated statement of financial condition.

In August 2009, The FASB issued Accounting Standards Update ("ASU") No. 2009-5, "Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value." ASU No. 2009-05 provides guidance on measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity is not required to include a separate input or adjustment relating to the existence of a restriction that prevents the transfer of the liability. The Company's adoption did not have an impact on its consolidated statement of financial condition.

In September 2009, the FASB issued ASU No. 2009-12, "Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)." ASU No. 2009-12 provides guidance about using net asset value to measure the fair value of interests in certain investment funds and requires additional disclosures about interests in investment funds. ASU No. 2009-12 is effective for financial statements issued for reporting periods ending after December 15, 2009, with earlier application permitted. Because this update is consistent with the Company's existing fair value measurement policy for its investment funds, the Company's adoption did not have an impact on its consolidated statement of financial condition.

Recently Issued
In June 2009, the FASB updated the accounting guidance for consolidation. The updated guidance amends the consolidation framework for variable interest entities ("VIEs") by requiring enterprises to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct matters that most significantly impact the activities of the VIE, and (2) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The updated guidance changes the consideration of "kick-out" rights in determining if an entity is a VIE, which may cause certain additional entities to now be considered VIEs. The updated guidance requires an ongoing reconsideration of the primary beneficiary. It also amends the events that trigger a reassessment of whether an entity is a VIE. The updated guidance also expands the disclosures required in respect of VIEs. The transition requirements of the updated guidance stipulate that assets, liabilities, and noncontrolling interests of the VIE be measured at their carrying amounts as if the statement had been applied from the inception of the VIE with any difference reflected as a cumulative effect adjustment. In December 2009, the FASB issued a proposed ASU that would indefinitely defer the effective date of this accounting guidance for certain investment funds. The investment funds would need to have certain attributes of an investment company to qualify for the proposed deferral. The Company's investment funds are expected to meet the attributes of an investment company and qualify for the deferral of adoption of this guidance. The Company will continue to monitor the development of this standard and evaluate the impact on its consolidated statement of financial condition.

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurement". ASU No. 2010-06 requires new disclosures regarding transfers of assets and liabilities measured at fair value in and out of Level 1 and 2 of the fair value hierarchy. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfer. In addition, the new disclosure standards require the reconciliation of beginning and ending balances for fair value measurements using significant unobservable inputs (i.e., Level 3) to be presented on a gross basis. Such disclosure is effective for reporting periods beginning after December 15, 2009. The Company will adopt this ASU in 2010.

3. Cash and Securities Segregated For Regulatory and Other Purposes

Deposits of $28.5 million were held at year-end in special reserve bank accounts for the exclusive benefit of customers in accordance with regulatory requirements. To the extent permitted, these deposits may be invested in interest bearing accounts collateralized by qualified securities.

4. Financial Instruments and Fair Value Measurement

Financial Instruments

Securities owned and securities sold but not yet purchased, investments and derivative contracts are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value, with the exception of notes receivable from employees which are carried at cost.

Securities owned and securities sold, but not yet purchased, consist of trading and investment securities at fair values. Included in securities owned at December 31, 2009 are corporate equities with estimated fair values of approximately $13.1 million, which are related to deferred compensation liabilities to certain employees included in accrued compensation on the consolidated statement of financial condition.

Valuation Techniques

A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments is as follows:

U.S. Treasury Obligations

U.S. Treasury securities are valued using quoted market prices obtained from active market makers and inter-dealer brokers and, accordingly, are categorized in Level 1 in the fair value hierarchy.

U.S. Agency Obligations

U.S. agency securities consist of agency issued debt securities and mortgage pass-through securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of mortgage pass-through securities are model driven with respect to spreads of the comparable To-be-announced ("TBA") security. Actively traded non-callable agency issued debt securities are categorized in Level 1 of the fair value hierarchy. Callable agency issued debt securities and mortgage pass-through securities are generally categorized in Level 2 of the fair value hierarchy.

Sovereign Obligations

The fair value of sovereign obligations is determined based on quoted market prices when available or a valuation model that generally utilizes interest rate yield curves and credit spreads as inputs. Sovereign obligations are categorized in Level 1 or 2 of the fair value hierarchy.

Corporate Debt and Other Obligations

The fair value of corporate bonds is estimated using recent transactions, broker quotations, and bond spread information. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Mortgage and Other Asset-Backed Securities

The Company holds non-agency securities primarily collateralized by home equity and manufactured housing which are valued based on external pricing and spread data provided by independent pricing services and are generally categorized in Level 2 of the fair value hierarchy. When position specific external pricing is not observable, the valuation is based on yields and spreads for comparable bonds and, consequently, the positions are categorized in Level 3 of the fair value hierarchy.

Municipal Obligations
The fair value of municipal obligations is estimated using recently executed transactions, broker quotations, and bond spread information. These obligations are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Convertible Bonds
The fair value of convertible bonds is estimated using recently executed transactions and dollar-neutral price quotations, where observable. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves and bond spreads as key inputs. Convertible bonds are generally categorized in Level 2 of the fair value hierarchy; in instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Corporate Equities
Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange and categorized as Level 1 in the fair value hierarchy.

Other
The Company holds Auction Rate Preferred Securities ("ARPS") issued by closed-end funds with interest rates that reset through periodic auctions. Beginning in February 2008, uncertainties in the credit markets have resulted in substantially all of the auction rate securities market experiencing failed auctions. As a result, the Company has resorted to less observable determinants of the fair value of ARPS including the strength in the underlying credits, announced issuer redemptions, completed issuer redemptions, and announcements from issuers regarding their intentions with respect to their outstanding auction rate securities. The failure of auctions has resulted in a Level 3 categorization of ARPS in the fair value hierarchy.

Investments
In its role as general partner in certain hedge funds and private equity funds, the Company holds direct investments in such funds. The Company uses the net asset value of the underlying fund as a basis for estimating the fair value of its investment. Due to the illiquid nature of these investments and difficulties in obtaining observable inputs, these investments are included in Level 3 of the fair value hierarchy.

Derivative Contracts
From time to time, the Company transacts in exchange-traded derivative transactions to manage its interest rate risk. Exchange-traded derivatives, namely U.S. Treasury futures, Federal funds futures, and Eurodollar futures, are valued based on quoted prices from the exchange and are categorized as Level 1 of the fair value hierarchy.

As described in note 1, the Company from time to time enters into securities financing transactions that mature on the same date as the underlying collateral. Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The forward repurchase and resale commitments are valued based on the spread between the market value of the government security and the underlying collateral and are categorized in Level 2 of the fair value hierarchy.

Fair Value Measurement

The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2009 have been categorized based upon the fair value hierarchy as follows:

Amounts are expressed in thousands of dollars.

	Fair Value Measurements: Assets As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 6,626	$ -	$ -	$ 6,626
Securities segregated for regulatory and other purposes	11,499	-	-	11,499
Deposits with clearing organizations	7,995	-	-	7,995
Securities owned :				
U.S Treasury securities	49,203	-	-	49,203
U.S. Agency securities	15,928	14,604	-	30,532
Sovereign obligations	4	-	-	4
Corporate debt and other obligations	-	30,330	-	30,330
Mortgage and other asset-backed securities	-	3,718	317	4,035
Municipal obligations	-	33,531	1,075	34,606
Convertible bonds	-	35,001	-	35,001
Corporate equities	35,273	8,550	-	43,823
Other	2,053	-	4,450	6,503
Securities owned, at fair value	102,461	125,734	5,842	234,037
Investments (1)	667	28,032	1,193	29,892
Derivative contracts (2)	-	3,498	-	3,498
Total	$ 129,248	$ 157,264	$ 7,035	$ 293,547

	Fair Value Measurements: Liabilities As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased				
U.S Treasury securities	$ 73,909	$ -	$ -	$ 73,909
U.S. Agency securities	-	90	-	90
Sovereign obligations	153	-	-	153
Corporate debt and other obligations	-	7,323	-	7,323
Mortgage and other asset-backed securities	-	5	-	5
Municipal obligations	-	1,707	-	1,707
Convertible bonds	-	12,121	-	12,121
Corporate equities	22,112	14,174	-	36,286
Other	145	-	-	145
Securities sold, but not yet purchased at fair value	96,319	35,420	-	131,739
Investments	-	-	-	-
Derivative contracts (3)	178	97	-	275
Total	$ 96,497	$ 35,517	$ -	$ 132,014

(1) Included in other assets on the consolidated statement of financial condition.

(2) Included in receivable from brokers and clearing organizations on the consolidated statement of financial condition.

(3) Included in payable to brokers and clearing organizations on the consolidated statement of financial condition.

The following table presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis:

Amounts are expressed in thousands of dollars.

	Level 3 Assets and Liabilities For the Year Ended December 31, 2009					
	Beginning Balance	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances, Settlements	Transfers In (Out)	Ending Balance
Assets						
Convertible bonds	$ 815	$ (124)	$ -	$ (691)	$ -	$ -
Mortgage and other asset-backed securities [(1)]	1,610	323	(160)	(1,406)	(50)	317
Municipals	-	-	-	-	1,075	1,075
Other [(2)]	5,325	-	-	(875)	-	4,450
Investments [(3)]	1,700	186	(26)	-	(667)	1,193
Liabilities						
Mortgage and other asset-backed	$ -	$ -	$ (5)	$ 5	$ -	$ -
securities[(1)]	-	-	-	-	-	-
Other [(2)]	(375)	-	-	375	-	-
Derivative contracts	(2,516)	45	-	2,471	-	-

(1) Represents non-agency securities primarily collateralized by home equity and manufactured housing.

(2) Represents auction rate preferred securities that failed in the auction rate market.

(3) Primarily represents general partner ownership interests in hedge funds and private equity funds sponsored by the Company.

Derivative Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both trading and investment. The notional amounts and fair values of the Company's derivatives at December 31, 2009 were as follows:

Amounts are expressed in thousands of dollars.

Fair Value of Derivative Instruments : Assets
As of December 31, 2009

	Type	Balance sheet Location	Notional	Fair value
Derivatives not designated as hedging instruments				
Other contracts	TBA's	Receivable from brokers and clearing organizations	$ 329,169	$ 3,498
			$ 329,169	$ 3,498

Fair Value of Derivative Instruments : Liabilities
As of December 31, 2009

	Type	Balance sheet Location	Notional	Fair value
Derivatives not designated as hedging instruments				
Commodity contracts	U.S Treasury Futures	Payables to brokers and clearing organizations	$ 10,000	$ 178
Other contracts	TBA's	Payables to brokers and clearing organizations	329,169	-
	Forward Purchase Commitment (1)	Payble to brokers and clearing organizations	800,000	97
			$ 1,139,169	$ 275

(1) Forward commitment to repurchase government securities that received sale treatment related to "Repo-to-maturity" transactions

Foreign exchange hedges

The Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekels.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The future contracts the Company used include U.S. Treasury notes, Federal Funds and Eurodollar contracts. At December 31, 2009, the Company had 100 open short contracts for 10-year U.S. Treasury notes with a fair value of $178,000 used primarily as an economic hedge of interest rate risk associated with a portfolio of fixed income investments.

The Company has some limited trading activities in pass-through mortgage-backed securities eligible to be sold in the "to-be-announced" or TBA market. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Unrealized gains and losses on TBAs are recorded in the consolidated statement of financial condition in receivable from brokers and clearing organizations and payable to brokers and clearing organizations, respectively.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral. These transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. At December 31, 2009, the fair value of the forward repurchase commitment was approximately $97,000.

Collateralized Transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. government and agency, asset-backed, corporate debt, equity, and non-U.S. government and agency securities.

In June 2009, the Company significantly expanded its government trading operations and began financing those operations through the use of repurchase agreements and reverse repurchase agreements. Repurchase and reverse repurchase agreements, principally involving government and agency securities, are carried at amounts at which securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest. Repurchase and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). At December 31, 2009, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $289.0 million and $1.4 billion, respectively, of which the Company has re-pledged approximately $90.8 million under securities loaned transactions and $1.2 billion under repurchase agreements.

The Company pledges certain of its securities owned for securities lending, and repurchase agreements, and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be sold or re-pledged by the counterparty was $623,000 as at December 31, 2009. The carrying value of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or re-pledge the collateral was $63.8 million as at December 31, 2009.

The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company obtains short-term borrowing through bank call loans which are generally payable on demand and bear interest at various rates not exceeding the broker call rate.

Credit Concentrations
Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivable from brokers and clearing organizations as of December 31, 2009 are receivables from three major U.S. broker-dealers totaling approximately $159.1 million.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally one to three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating agreements with the National Securities Clearing Corporation ("NSCC"), the Fixed Income Clearing Corporation ("FICC"), R.J. O'Brien & Associates (commodities transactions) and others. With respect to its business in repurchase agreements and reverse repurchase agreements, all open contracts at December 31, 2009 are with the FICC. These clearing brokers have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

5. Variable Interest Entities (VIEs)

VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The enterprise that is considered the primary beneficiary of a VIE consolidates the VIE.

The Company serves as general partner of hedge funds and private equity funds that were established for the purpose of providing investment alternatives to both its institutional and qualified retail clients. The Company holds variable interests in these funds as a result of its rights to receive management and incentive fees. The Company's investment in and additional capital commitments to these hedge funds and private equity funds are also considered variable interests. The Company's additional capital commitments are subject to call at a later date and are limited in amount.

The Company assesses whether it is the primary beneficiary of the hedge funds and private equity funds in which it holds a variable interest in the context of the total general and limited partner interests held in these funds by all parties. In each instance the Company has determined that it is not the primary beneficiary and therefore need not consolidate the hedge funds or private equity funds. The Company's general partnership interests, additional capital commitments, and management fees receivable represent its maximum exposure to loss. The Company's general partnership interests and management fees receivable are included in other assets on the consolidated balance sheet.

The following tables set forth the total VIE assets, carrying value of the Company's variable interests, and the Company's maximum exposure to loss in Company-sponsored non-consolidated VIEs in which the Company holds variable interests and other non-consolidated VIEs in which the Company holds variable interests:

Amounts expressed in thousands of dollars.

	As of December 31, 2009				
	Total VIE Assets	Carrying Value of the Company's Variable Interest		Capital Commitments	Maximum Exposure to Loss in Nonconsolidated VIE's
		Assets	Liabilities		
Private Equity Funds	$ 176,187	$ 306	$ -	$ 5	$ 311

6. Office Facilities

The components of office facilities at December 31, 2009 are as follows:

Furniture, fixtures and equipment	$ 74,834,491
Leasehold improvements	30,926,672
	105,761,163
Accumulated depreciation and amortization	(83,750,691)
	$ 22,010,472

7. Subordinated Borrowings

The subordinated loans are payable to the Company's immediate parent, E.A. Viner International Co. ("Viner"). Certain loans bear interest at 11-1/2% per annum. These loans are due: $3.8 million, November 29, 2010; $7.1 million, December 31, 2010; and $1.6 million, June 25, 2011 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. On January 14, 2008, in connection with the acquisition of the New Capital Markets Businesses from CIBC, the Company issued a subordinated note to Viner in the amount of $100.0 million at a variable interest rate based on LIBOR which is due and payable on January 31, 2014.

The subordinated loans are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's net capital requirements.

8. Income Taxes

The Company is included in an affiliated group, which files a consolidated Federal income tax return. State and local income tax returns are filed either on a unitary or stand-alone entity basis depending on the state's requirements. The Company's income tax expense is computed on a separate company basis.

Deferred tax assets, net, which relate primarily to compensation and other expenses not currently deductible for tax purposes, amounted to $42.5 million at December 31, 2009.

The Company permanently reinvests eligible earnings of its foreign subsidiary and accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

9. Employee Compensation Plans

Share-based Compensation

The Company has share-based compensation plans which are accounted for at fair value in accordance with the applicable accounting guidance. The Company's share-based awards are all related to the Parent's Class A shares. The Company estimates the fair value of share-based awards using the Black-Scholes option-pricing model and applies to it a forfeiture rate based on historical experience. The accuracy of this forfeiture rate is reviewed at least annually for reasonableness. Key input assumptions used to estimate the fair value of share-based awards include the expected term and the expected volatility of the Parent's Class A Shares over the term of the award, the risk-free interest rate over the expected term, and the Parent's expected annual dividend yield. The Company believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating fair values of outstanding unvested share-based awards. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive share-based awards.

The fair value of each award grant was estimated on the grant date using the Black-Scholes option- pricing model with the following assumptions:

	Grant Date Assumptions					
	2009	2008	2007	2006	2005	2004
Expected term (1)	5 years	2.4 years	5 years	5 years	5 years	5 years
Expected volatility factor (2)	40.94%	36.41 %	39.67 %	26.57 %	23.50 %	21.08 %
Risk-free interest rate (3)	3.40%	2.13 %	4.54 %	4.51 %	3.89 %	3.01 %
Actual dividends (4)	$ 0.44	$ 0.44	$ 0.40	$ 0.38	$ 0.36	$ 0.36

(1) The expected term was determined based on actual awards.

(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Shares over a historical period commensurate to the expected term of the awards.

(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at the time of grant.

(4) Actual dividends were used to compute the expected annual dividend yield.

Equity Incentive Plan

Under the Parent's 2006 Equity Incentive Plan, adopted December 11, 2006 and its 1996 Equity Incentive Plan, as amended March 10, 2005 (together "EIP"), the Parent's Compensation and Stock Option Committee may grant options to purchase Class A Shares to officers and key employees of the Company and its subsidiaries. Except in 2008, options were generally granted for a five-year term and generally vest at the rate of 25% of the amount granted on the second anniversary of the grant, 25% on the third anniversary of the grant, 25% on the fourth anniversary of the grant and 25% six months before expiration. In 2008, options were generally granted for a three year term and generally vested at the rate of 33% of the amount granted on both the first and second anniversary of the grant and 33% three months before expiration. At December 31, 2009, the number of shares of Class A Stock available under the EIP, but not yet awarded, was 495,860.

Stock option activity under the EIP since January 1, 2009 is summarized as follows:

	Year Ended December 31, 2009	
	Number of Shares	**Weighted Average Exercise Price**
Options outstanding, beginning of year	950,732	$ 31.04
Options granted	27,165	12.31
Options exercised	(146,934)	20.71
Options forfeited or expired	(410,256)	32.70
Options outstanding, end of year	420,707	$ 31.82
Options vested, end of year	190,457	$ 29.70
Weighted average fair value of options granted during the year	$ 3.40	$ -

The aggregate intrinsic value of options outstanding as of December 31, 2009 was $1.9 million. The aggregate intrinsic value of options vested as of December 31, 2009 was $1.1 million. The aggregate intrinsic value of options that are expected to vest is $1.8 million as of December 31, 2009.

As of December 31, 2009, there was approximately $868,000 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the EIP. The cost is expected to be recognized over a weighted average period of 1.2 years.

Stock Appreciation Rights

The Company has awarded Oppenheimer stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and will be settled in cash at vesting. The OARs are being accounted for as liability awards and are revalued on a monthly basis. The adjusted liability is being amortized on a straight-line basis over the vesting period.

The fair value of each OARs award was estimated as at December 31, 2009 using the Black-Scholes option-pricing model.

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as at December 31, 2009
January 13, 2005	225,485	$ 24.53	-	$ 8.69
January 13, 2006	242,890	$ 20.53	1 year	$ 16.44
January 12, 2007	348,650	$ 35.44	2 years	$ 11.69
January 10, 2008	469,735	$ 37.78	3 years	$ 11.47
January 12, 2009	444,340	$ 12.74	4 years	$ 21.77
Total	1,731,100			
Total weighted average values	-	$ 26.74	2.4 years	$ 14.49

At December 31, 2009, all outstanding OARs were unvested. The aggregate intrinsic value of OARs outstanding and expected to vest as of December 31, 2009 was $12.3 million. The liability related to the OARs was approximately $10.7 million as of December 31, 2009.

As of December 31, 2009, there was approximately $11.4 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 2.4 years.

On January 19, 2010, 403,580 OARs were awarded to the Company's employees related to fiscal 2009 performance. These OARs will be expensed over 5 years (the vesting period).

Employee Share Plan
On March 10, 2005, the Parent approved the Oppenheimer & Co. Inc. Employee Share Plan ("ESP") for employees of the Parent and its subsidiaries resident in the U.S. to attract, retain and provide incentives to key management employees. The Parent's Compensation and Stock Option Committee may grant stock awards and restricted stock awards pursuant to the ESP. ESP awards are being accounted for as equity awards and valued at grant date fair value. ESP awards are generally awarded for a three or five year term and 100% vest at the end of the term.

The Parent has awarded restricted Class A Shares to certain employees as part of their compensation package pursuant to the ESP. These awards are granted from time to time throughout the year based upon the recommendation of the Parent's Compensation and Stock Option Committee. These ESP awards are priced at fair value on the date of grant and typically require the completion of a service period (determined by the Compensation Committee). Dividends may or may not accrue during the service period, depending on the terms of individual ESP awards. At December 31, 2009, the number of shares of Class A Stock available under the ESP, but not yet awarded, was 98,785.

The following table summarizes the status of the Company's non-vested ESP awards for the year ended December 31, 2009:

	Number of Class A Shares Subject to ESP Awards	Weighted Average Fair Value	Remaining Contractual Life
Non-vested beginning of period	508,447	$ 34.87	1.2 years
Granted	259,430	11.89	3.4 years
Vested	(9,307)	19.07	-
Forfeited or expired	(5,548)	37.94	1.1 years
Non-vested end of period	753,022	$ 27.13	2.0 years

At December 31, 2009, all outstanding ESP awards were non-vested. The aggregate intrinsic value of ESP awards outstanding as of December 31, 2009 was approximately $25.0 million. The aggregate intrinsic value of ESP awards that are expected to vest is $23.8 million as of December 31, 2009.

As of December 31, 2009, there was approximately $8.1 million of total unrecognized compensation cost related to unvested ESP awards. The cost is expected to be recognized over a weighted average period of 2.0 years.

Defined Contribution Plan

The Company, through its subsidiaries, maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that the Company may make discretionary contributions. Eligible Oppenheimer employees may make voluntary contributions which may not exceed $16,500 per annum.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals in fiscal 2009 of approximately $5.8 million. These deferrals normally vest after five years. The liability is being recognized on a straight-line basis over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a company-owned life insurance policy, which is designed to offset approximately 60% of the EDCP liability. The EDCP liability is being tracked against the value of a phantom investment portfolio held for this purpose. At December 31, 2009, the Company's liability with respect to the EDCP and DIP totaled $29.5 million and is included in accrued compensation on the consolidated statement of financial condition as at December 31, 2009.

In addition, the Company is maintaining a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The liability is being tracked against the value of an investment portfolio held by the Company for this purpose and, therefore, the liability fluctuates with the fair value of the underlying portfolio. At December 31, 2009, the Company's liability with respect to this plan totaled $13.1 million.

10. Commitments and Contingencies

The Company and its subsidiaries have operating leases for office space, equipment and furniture and fixtures expiring at various dates through 2019. Future minimum rental commitments under such office and equipment leases as at December 31, 2009 are as follows.

Amounts are expressed in thousands of dollars.

2010	$	39,859
2011		36,700
2012		29,064
2013		17,528
2014		12,477
2015 and thereafter		22,177
Total	$	157,805

Certain of the leases contain provisions for rent increases based on changes in costs incurred by the lessor.

At December 31, 2009, the Company had collateralized letters of credit for $187.2 million in favor of Options Clearing Corporation. Collateral for these letters of credit include customer securities with a market value of approximately $247.6 million pledged to two financial institutions.

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in lawsuits creating substantial exposure. The Company is the subject of customer complaints, has been named as defendant or codefendant in various lawsuits seeking, in total, substantial damages and is involved in certain governmental and self-regulatory agency investigations and proceedings. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved from time to time in governmental and self-regulatory agency investigations and proceedings. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators.

Several state regulatory authorities have investigated the Company's activities with respect to auction rate securities ("ARS"). Regulators (including the states) have concluded, in many cases, that securities firms, primarily those that underwrote and supported the auctions for ARS, should be compelled to redeem them from customers. Underwriters and dealers in such securities have settled with various regulators and have commenced purchasing ARS from their clients. The Company recently reached settlements with two state regulatory agencies on ARS matters (see note 13 for further details). As a result, the Company will re-purchase ARS from eligible clients pursuant to the terms of those settlements. Based on the terms of the settlements, the Company will make an initial national offer. It will make subsequent offers to clients holding ARS based on its availability of funds for such purpose. The Company is presently in discussions with a representative of other state regulators to reach a settlement.

The terms of the settlements described above do not require the Company to purchase over any short period of time all of the ARS currently held by former or current clients who purchased such securities prior to the beginning of the market's failure in February 2008. Such purchases, if required over a short period of time, would likely have a material adverse effect on the Company's financial condition including its cash position. The Company will continue to assess whether it has sufficient regulatory capital or borrowing capacity to make any purchase beyond that agreed upon in the settlements described above.

The Company is also named as a respondent in a number of arbitrations by its current or former clients as well as lawsuits, including two class action lawsuits (subsequently consolidated into one lawsuit), related to its sale of ARS. The Company has been and continues to review this situation and explore options to help bring liquidity to the Company's clients holding ARS. The Company has taken or is considering taking various actions to facilitate the purchase of client-held ARS. However, there is no assurance that these efforts, if undertaken, will be successful. The Company has established provisions for estimated losses from pending complaints, legal actions, regulatory investigations and proceedings. The ultimate resolution may differ materially from the amounts accrued. Because litigation is inherently unpredictable, the Company cannot determine with certainty the ultimate resolution of pending litigation and other matters. Consequently, the Company cannot estimate with certainty the losses or ranges of losses for matters, how such matters will be resolved, when they will ultimately be resolved or what the eventual relief might be. The materiality of legal matters to the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

11. Regulatory Requirements

The Company and Freedom are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule"). The Company computes its net capital requirements under the alternative method provided for in the Rule which requires that the Company maintain net capital equal to two percent of aggregate customer related debit items, as defined in SEC Rule 15c3-3. At December 31, 2009, the Company had net capital of $157.8 million which exceeded required net capital by $134.8 million. Freedom computes its net capital requirement under the basic method provided for in the Rule, which requires that Freedom maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2009, Freedom had net capital of $4.7 million, which was $4.5 million in excess of the $250,000 required to be maintained at that date.

At December 31, 2009, the Company and Freedom had $15.1 million and $13.4 million, respectively, in cash and U.S. Treasury securities segregated under Federal and other regulations.

In accordance with the SEC's No-Action Letter dated November 3, 1998, the Company has computed a reserve requirement for the proprietary accounts of introducing firms as of December 31, 2009. The Company had no deposit requirements as of December 31, 2009.

12. Related-Party Transactions

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

13. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2009 and through February 26, 2010.

On February 23, 2010 and February 25, 2010, the Company reached settlement agreements with the New York Attorney General ("NYAG") and the Massachusetts Securities Division ("MSD"), respectively, to offer to purchase auction rate securities ("ARS") held by "eligible" current and former clients who purchased the securities through the Company before the auction rate market collapsed in 2008. In aggregate, the settlements require the Company to purchase at par, ARS with a par value of $31.5 million at December 31, 2009, from eligible clients no later than August 7, 2010 and to establish redemption funds of $4.5 million and $2.8 million no later than August 28, 2010 and February 29, 2011, respectively, as well as to make additional purchases at future dates as funds become available. In addition, the Company has agreed to reimburse the NYAG and MSD for external costs not to exceed $500,000. The Company has recorded a liability of $1.1 million in December 2009 for its estimated exposure which is represented by the difference between the ARS par value and estimated fair value based upon present value calculations, which are subject to change based on future events, including interest rate movements and issuer redemptions. Issuer redemptions have been at par and the Company believes will continue at par. Future periods' results may be affected by changes in issuer redemption rates, subsequent offers made by the Company, or changes in the fair value of the auction rate securities.